                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM 11-K
                                  Annual Report



Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 1995.


A.       First American Savings Bank, F.S.B. 401(k) Plan
         (the "Plan")
                        (Full title of the Plan)
         1215 Superior Avenue
         Cleveland, Ohio 44114


B.       Charter One Financial, Inc.
         1215 Superior Avenue
         Cleveland, Ohio 44114

         (Name of issuer of securities held pursuant to the Plan and the address of its principal executive office)

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee, by the undersigned Charter One Bank, F.S.B., as administrator of the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.


                                  Pension Committee of
                                  CHARTER ONE BANK, F.S.B.
                                  Administrator for the First American Savings
                                  Bank, F.S.B. 401(k) Plan



                                  By: /s/ROBERT J. VANA
                                     ----------------------
                                      Robert J. Vana
                                      Secretary

FIRST AMERICAN SAVINGS BANK, F.S.B.
401 (K) PLAN



Financial Statements
for the Years Ended
December 31, 1995 and 1994, Supplemental Schedules for the Year Ended December 31, 1995 and Independent Auditors' Report

  FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

  TABLE OF CONTENTS
- -------------------------------------------------------------------------------

                                                                             Page

  INDEPENDENT AUDITORS' REPORT                                                 1

  FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits,
     December 31, 1995 and 1994                                             2-3

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1995 and 1994                         4-5

   Notes to Financial Statements                                            6-8

  SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes,
     December 31, 1995                                                        9

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1995                                    10

[LOGO]

Telephone: (216) 589-1300

INDEPENDENT AUDITORS' REPORT



First American Savings Bank, F.S.B.
  401(k) Plan:



We have audited the accompanying statements of net assets available for benefits of the First American Savings Bank, F.S.B. 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/ Deloitte & Touche LLP


June 17, 1996

FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,1995
- -------------------------------------------------------------------------------


                                            Supplemental Information By Fund
                                            --------------------------------
                                            Special
                                             Fixed        Fixed    Company
                                             Income      Income     Stock
                                              Fund        Fund       Fund     Total

   ASSETS:
 Investments, at fair value:
  KeyCorp Investment Funds:
    Employee Benefits Money Market Fund      $  1,054        467   $  1,056   $  2,577
    Managed GTD Investment Contract Fund      319,561                          319,561
  Victory Government Mortgage Fund                       214,538               214,538
  Charter One Financial, Inc. common stock
    (6,060 shares)                                                  185,588    185,588
 Cash                                                         90                    90
                                             --------   --------   --------   --------
NET ASSETS AVAILABLE FOR BENEFITS            $320,615   $215,095   $186,644   $722,354
                                             ========   ========   ========   ========

See notes to financial statements.

FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- -------------------------------------------------------------------------------

                                          Supplemental Information By Fund
                                          --------------------------------
                                          Special
                                           Fixed       Fixed       Company
                                           Income      Income      Stock
                                            Fund        Fund        Fund       Total

ASSETS:
Investments, at fair value:
 Society National Bank Investment Funds:
  Employee Benefits Money Market Fund       $  1,010   $  1,012              $  2,022
  Managed GTD Investment Contract Fund       303,958                          303,958
 The Victory Portfolios:
  Victory Government Mortgage Fund                      199,241               199,241
  Victory Prime Obligations Fund                                  $  1,021      1,021
 Charter One Financial, Inc. common stock
  (6,249 shares)                                                   118,731    118,731
Cash                                                         80                    80
                                            --------   --------   --------   --------
  NET ASSETS AVAILABLE FOR BENEFITS         $304,968   $200,333   $119,752   $625,053
                                            ========   ========   ========   ========

  See notes to financial statements.

FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------------

                                                Supplemental Information by Fund
                                                --------------------------------
                                                   Special
                                                    Fixed      Fixed     Company
                                                   Income     Income       Stock
                                                    Fund       Fund         Fund     Total

ADDITIONS:
Investment income:
 Interest and dividends                          $     83   $  14,856    $  4,835     19,774
 Net appreciation in fair value of investments     20,980      15,979      72,473    109,432
                                                 --------   ---------    --------   --------
  Total investment income                          21,063      30,835      77,308    129,206

DEDUCTIONS - Distributions                          81183      13,306      10,416     31,905

INTERFUND TRANSFERS                                 2,767      (2,767)
                                                 --------   ---------    --------   --------
INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                      15,647      14,762      66,892     97,301

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR                      304,968     200,333     119,752    625,053
                                                 --------   ---------    --------   --------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR                           $320,615   $ 215,095    $186,644   $722,354
                                                 ========   =========    ========   ========

   See notes to financial statements.

FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------------

                                    Supplemental Information by Fund
                                    --------------------------------
                                     Special
                                      Fixed     Fixed       Company
                                     Income     Income       Stock
                                      Fund       Fund         Fund         Total

ADDITIONS:
 Investment income:
  Interest and dividends            $     49   $  16,475    $   3,669    $  20,193
  Net appreciation (depreciation)
   in fair value of investments       17,571     (20,000)      (4,844)      (7,273)
                                    --------   ---------    ---------    ---------
    Total investment income           17,620      (3,525)      (1,175)      12,920
DEDUCTIONS - Distributions             9,174      16,990                    26,164
                                    --------   ---------    ---------    ---------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS         8,446     (20,515)      (1,175)     (13,244)

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR         296,522     220,848      120,927      638,297
                                    --------   ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR              $304,968   $ 200,333    $ 119,752    $ 625,053
                                    ========   =========    =========    =========

    See notes to financial statements.


FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------------


1. SUMMARY OF ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting.

       VALUATION OF INVESTMENTS - Investments in common stock are stated at fair value as measured by quoted market prices in an active market. Investment funds are stated at values determined by the trustee based upon the market values of the underlying assets of the fund. Investments are valued quarterly.

       EXPENSES - Substantially all costs of administering the First American Savings Bank, F.S.B. 401(k) Plan (the "Plan") are paid by Charter One Bank, F.S.B. (the "Bank"). Such expenses are not material to the accompanying financial statements.

2. DESCRIPTION OF THE PLAN

       The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       GENERAL - The Plan was established by First American Savings Bank, F.S.B. ("First American") effective January 1, 1989 and has been amended on various dates. The Plan is a nonstandardized defined contribution prototype plan through New England Mutual Life Insurance Company and is provided for the exclusive benefit of eligible employees to encourage and assist them in adopting a regular savings program and to provide those employees with additional security upon retirement.

       ADMINISTRATION - The Plan was administered by the Pension Committee (the "Committee") through October 1995. At that time, the Committee was dissolved and the Compensation Committee, appointed by the Board of Directors of the Bank, assumed the responsibility for the administration of the Plan. The Compensation Committee has the responsibility for interpreting the Plan and authorizing disbursements. The assets of the plan are held and administered by the trustee of the Plan, Key Trust Company of Ohio, N.A. (Society National Bank prior to December 31, 1994).

       ELIGIBILITY - Prior to January 1, 1993, employees of First American were eligible to participate in the Plan if they had attained age 20-1/2 and had earned six months of service. Effective January 1, 1993, no new participants are accepted by the Plan (see Note 3).

       CONTRIBUTIONS - Prior to January 1, 1993, the Plan provided for contributions by employees and for matching contributions by the Bank based on percentages of employee contributions. Each participating employee elected to enter into a written salary reduction agreement with the Bank, thereby contributing to his or her salary reduction account a percentage of compensation, not to exceed twenty percent. Income taxes are deferred on the amounts contributed and related earnings on these amounts until they are withdrawn from the Plan.

       The Bank contributed to the participant's employer account an amount equal to the sum of twenty-five percent of the first four percent of the participant's compensation reduction pursuant to the participant's salary reduction agreement with the Bank. Contributions were limited under certain provisions of the 1986 Internal Revenue Code. Income taxes are deferred on these amounts and their related earnings until they are withdrawn from the Plan.

       Effective January 1, 1993, contributions to the Plan by employees and the Bank were terminated (see Note 3).

       PARTICIPANT ACCOUNT BALANCES - Contributions under the salary reduction agreement were credited to a participant's salary reduction account. The contributions along with any related investment gains or losses are fully vested after three years of service.

       Contributions by the Bank, which were credited to the participant's employer account, and related investment gains and losses, vest immediately.

       FUNDS - The Plan provides for the establishment of investment funds under which the Plan's assets, liabilities, and participant account balances are segregated. The investment options offered under the Plan consist of the following:

       - Special Fixed Income Fund - The assets of this fund are invested in the Managed GTD Investment Contract Fund, a collective investment fund that invests primarily in insurance company investment contracts and money market instruments. Assets may also be invested on an interim basis in a Key Trust money market fund.

       - Fixed Income Fund - The assets of this fund are invested in the Victory Government Mortgage Fund, a collective investment fund that invests primarily in U.S. government securities of maturities between three and eight years and repurchase agreements collateralized by these instruments. Assets may also be invested on an interim basis in a Key Trust money market fund.

       - Company Stock Fund - The assets of this fund are invested in shares of common stock of Charter One Financial, Inc. ("Charter One"), the Bank's parent company. Assets may also be invested on an interim basis in a Key Trust money market fund.

       Participants specify the desired allocation of their account balances to the various funds. The allocations may be changed on certain prescribed dates each year.

       DISTRIBUTIONS - Payment of vested benefits is required to commence at age 70-1/2. However, participants may request distributions at anytime once they attain age 59-1/2. Vested benefits are also payable upon a participant's death, total and permanent disability, or other termination of employment. Hardship withdrawals are available to in-service participants during times of financial hardship. Amounts payable can be paid by one of the following methods: (1) in a single lump-sum payment; or (2) in a series of annuity payments as elected by the participant subject to certain limitations. Distributions from the Plan are subject to federal and state taxation guidelines.

       TAX STATUS - The Internal Revenue Service has determined and informed the Bank by a letter dated October 25, 1995, that the Plan, as designed, is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has not been amended since receiving the determination letter. The Bank believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been made in the Plan's financial statements.

       ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

       PLAN TERMINATION - The Company has the right to terminate the Plan at any time subject to the provisions of ERISA.

3. MERGER

       In September 1992, First American BanCorp and its wholly-owned subsidiary, First American Savings Bank, F.S.B., merged into an Ohio corporation newly formed as a wholly-owned subsidiary of Charter One Financial, Inc. (Charter One) pursuant to which the outstanding shares of First American BanCorp common stock were converted into shares of Charter One common stock. As a result, on December 31, 1992, the Plan was frozen and thereafter no further employee or company contributions were accepted in the Plan. On January 1, 1993, all participants in the Plan were given the option to begin contributing to the 401(k) plan in existence at Charter One.

4. SECURITY TRANSACTIONS WITH PARTIES-IN-INTEREST

       The Company Stock Fund invests in shares of common stock of Charter One Financial, Inc. The Plan's purchases and sales of Charter One common stock during 1995 and 1994 were not significant.

                                  ************

FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- -------------------------------------------------------------------------------

(a)                        (b)                                   (c)                      (d)            (e)
                  Identity of Issuer
                  Borrower, Lessor                           Description                Current        Current
                  or Similar Party                         of Investment                 Cost           Value

*         Charter One Financial Inc.             6,060 shares of common stock          $ 43,530       $185,588

*         The Winsbury Company                   Victory Government Mortgage Fund       213,069        214,538

*         Key Trust Company of Ohio              Employee Benefits Money Market Fund      2,577          2,577

*         Key Trust Company of Ohio              Managed GTD Investment Contract Fund   295,796        319,561
                                                                                       --------       --------
                                                     Total                             $554,972       $722,264
                                                                                       ========       ========


FIRST AMERICAN SAVINGS BANK, F.S.B. 401(K) PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                 (a)                           (b)                   (c)       (d)      (e)      (f)       (g)       (h)      (i)
                                                                                                                  Current
                                                                                                                    Value
                                                                                                Expense              of       Net
                                                                                               Incurred    Cost   Asset on   Gain
              Identity of                                          Purchase  Selling   Lease     With       of   Transaction  or
            Party Involved            Description of Asset          Price     Price    Rental Transaction  Asset    Date    (Loss)
Series of Transactions:
Key Trust Company of Ohio       Victory Government Mortgage Fund   $16,041                               $16,041   $16,041    N/A

Key Trust Company of Ohio       Victory Government Mortgage Fund             $16,731                      16,898    16,731  $(167)

Key Trust Company of Ohio       Employee Benefits Money Market Fund 40,010                                40,010    40,010    N/A

Key Trust Company of Ohio       Employee Benefits Money Market Fund           39,453                      39,453    39,453   None
